                             AuGRID OF NEVADA, INC.
                               2001 ANNUAL REPORT

In addition to historical information, this Annual Report contains forward-looking statements. These statements may contain words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," or other words indicating future results. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

                              FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of AuGRID of Nevada, Inc. (A Development Stage Company) as of December 31, 2001, as well as its accompanying consolidated balance sheets as of December 31, 2000, 1999 and 1998, and the related accompanying statements of income, retained earnings and cash flows for each of the years then ended. These financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AuGRID of Nevada, Inc. (A Development Stage Company) as of December 31, 2001, 2000, 1999 and 1998 and the results of its operations and its cash flows for each of the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statement have been prepared assuming that the company will continue as a going concern. The company is a development stage company engaged in the development and marketing of Flat Panel Display. As discussed in Note 1 of the financial statements, the company's operating losses since inception and the deficit accumulated during the development stage raise substantial doubt about its ability to continue as a going concern. Management's plan concerning these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainly.

I expressly consent to the inclusion of my report in the Company's annual report to stockholders for its fiscal year ended December 31, 2001 and to the reference to my firm in such report.

/s/ Henry L. Creel Co., Inc.

June 6, 2002

                             AuGRID OF NEVADA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS


                                                        December 31,
                                                        ------------
                                          1998            1999          2000            2001
                                     -----------------------------------------------------------
CURRENT ASSETS
--------------
   Cash                              $     7,860     $    90,579     $       922     $     7,493
                                     -----------     -----------     -----------     -----------
     Total Current Assets                  7,860          90,579             922           7,493

PROPERTY AND EQUIPMENT
----------------------
   Machinery and Equipment                68,080          68,080          68,080          68,080
   Furniture and Fixtures                  2,731           2,731           7,686           7,686
   Office Equipment                       13,074          14,176          14,176          14,176
                                     -----------     -----------     -----------     -----------
     Total Property @ Cost                83,885          84,987          89,942          89,942

Less:  Accumulated Depreciation
            and Amortization              (9,418)         (9,418)         (9,418)        (41,661)
                                     -----------     -----------     -----------     -----------
Net Machinery and Equipment               74,467          75,569          80,524          48,281

OTHER  ASSETS
-------------

   Licensing Agreement                   528,325         700,001       1,687,907               0

   Less Amortization                    (105,665)       (245,665)       (583,247)             (0)
                                     -----------     -----------     -----------     -----------
   Net Licensing Agreement               422,660         454,336       1,104,660               0

   Deposits Building Construction              0               0          21,341          21,341

     Total Other Assets                  422,660         454,336       1,126,001          21,341
                                     -----------     -----------     -----------     -----------

TOTAL ASSETS                         $   504,987     $   620,484     $ 1,207,447     $    77,115
                                     ===========     ===========     ===========     ===========




The accompanying notes are an integral part of these consolidated financial statements

                             AuGRID OF NEVADA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEET

                       LIABILITIES AND SHAREHOLDERS EQUITY
                       -----------------------------------

                                                                              DECEMBER 31,
                                                       1998             1999            2000             2001
                                                    -----------     -----------     -----------     -----------
CURRENT LIABILITIES
-------------------
   Accounts Payable - Trade                         $     4,607     $     7,910     $    62,336     $    63,945
   Convertible Subordinated Promissory Note                   0         312,500               0               0
   Accounts Payable to Related Parties                                                                  299,750
                                                    -----------     -----------     -----------     -----------
     Total Current Liabilities                            4,607         320,410          62,336         363,695
                                                    -----------     -----------     -----------     -----------

LONG-TERM DEBT

   Note Payable                                               0               0         299,700         553,700
                                                    -----------     -----------     -----------     -----------
     Total Long-Term Debt                                     0               0         299,700         553,700
                                                    -----------     -----------     -----------     -----------
     Total Liabilities                                    4,607         320,410         362,036         917,395
                                                    -----------     -----------     -----------     -----------


STOCKHOLDERS EQUITY
-------------------

Capital Stock
Preferred Stock $ 0.001 par value
10,000,000 shares authorized and
317,500 shares issued and outstanding                                       318             318             318
Common Stock - $0.001 par value
90,000,000 authorized;                                   46,629          49,889          58,268          64,365
Shares Outstanding
December 31, 1998 46,629,414 Issued
December 31, 1999 49,889,348 Issued
December  31,2000 58,268,469 Issued
December 31, 2001 64,364,720 Issued
Additional Paid in Capital                            1,473,469       1,945,304       3,653,639       3,861,296
                                                    -----------     -----------     -----------     -----------
Retained Earnings                                    (1,019,718)     (1,695,437)     (2,866,814)     (4,766,259)
                                                    -----------     -----------     -----------     -----------

Deficit accumulated during the development Stage        500,380         300,074         845,411        -840,280
                                                    -----------     -----------     -----------     -----------

TOTAL LIABILITIES AND
STOCKHOLDERS EQUITY                                 $   504,987     $   620,484     $ 1,207,447     $    77,115
                                                    ===========     ===========     ===========     ===========



The accompanying notes are an integral part of these consolidated financial statements

                             AuGRID OF NEVADA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------

                                                       MARCH 15, 1998 (INCEPTION) TO
                                                       -----------------------------                                CUMULATIVE
                                                                DECEMBER 31                                        FOR THE PERIOD
                                               ----------------------------------------------                    MARCH 15,1998
                                                    1998           1999             2000              2001       TO JUNE 30, 2001
                                               ------------     ------------     ------------     ------------   -----------------
Net Sales (Note 1)                             $          0     $          0     $          0     $          0     $          0
Interest Income                                           0                0              524                0              524
                                               ------------     ------------     ------------     ------------     ------------
     Total Revenue                                        0                0              524                0              524

Direct Cost
    Write-Off License Agreement (Note 1H)                 0                0                0        1,262,908        1,262,908

General and Administrative Expenses
   Consultants                                      193,969          316,597          162,884          218,765          892,215
   Secretary Services                                     0                0           39,542            1,100           40,642
   Public Relations                                  26,800            8,489          131,953          115,000          282,242
   Auto Expense                                      18,199           23,274           49,205           28,061          118,739
   Insurance                                            800                0            2,888              916            4,604
   Rent and Utilities                                24,637           25,100           19,655            3,012            5,041
   Repairs and Maintenance                            1,994            1,307            5,537            5,041            1,108
   Leased Equipment                                   7,895            3,988            7,609            1,108           20,600
   Furniture Lease                                    4,217           15,541            9,866                0           29,624
   Travel and Lodging                                59,107           40,838          104,260           17,871          222,076
   Legal                                             78,127           26,653           91,855            4,349          200,984
   Accounting                                             0           10,875           18,301            7,250           36,426
   Professional Fees                                 20,137                0           24,564           70,000          114,701
   Miscellaneous                                      3,767           17,935           44,684            1,830           68,216
   Computer Services                                  2,693           15,656           39,664              621           58,634
   Office Supplies                                    6,251            6,939            8,426                0           21,616
   Office Expenses                                    7,759                0           20,496           13,485           41,740
   Postage and Delivery                               8,523            8,524            7,214            1,701           25,962
   Telephone                                         19,826           14,003           45,716           12,531           92,076
   Interest Expense                                                                                    124,902          124,902
                                               ------------     ------------     ------------     ------------     ------------
     Total General and
     Administrative Expenses                       (484,701)        (535,719)        (834,319)      (1,890,451)      (3,745,190)

Income (Loss) Before Depreciation                  (484,701)        (535,719)        (833,795)      (1,890,451)      (3,744,666)

Depreciation                                              0                0                0           (8,994)          (8,994)
Amortization                                       (105,665)        (140,000)        (337,582)              (0)        (583,247)

Income (Loss) Before Taxes                         (590,366)        (675,719)      (1,171,377)      (1,899,445)      (4,336,907)

Provision for Income Taxes (Note 2)                       0                0                0                0                0

Net Income (Loss)                                  (590,366)        (675,719)      (1,171,377)      (1,899,445)      (4,336,907)

Basic Net Loss Per Share                       $      0.013     $      0.014     $      0.020     $      0.030     $      0.067

Shares Used In Computing Net Loss Per Share    $ 46,629,414     $ 49,889,348     $ 58,268,469     $ 64,364,720     $ 64,364,720







The accompanying notes are an integral part of these consolidated financial statements

                             AuGRID OF NEVADA, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS



                                                   MARCH 15, 1998 (INCEPTION) TO
                                                   -----------------------------
                                                            DECEMBER 31
                                                ------------------------------------------
                                                   1998          1999              2000          2001
                                                   ----          ----              ----          ----
                                                ----------------------------------------------------------

Balance, at Beginning of the Year (Deficit)    $   429,352     $ 1,019,718     $ 1,695,437     $ 2,866,814

Add: Net Income (Loss) for the Year               (590,366)       (675,719)     (1,171,377)     (1,899,445)

Balance, At End of Year                        $ 1,019,718     $ 1,695,437     $ 2,866,814     $ 4,766,259




The accompanying notes are an integral part of these consolidated financial statements

                             AuGRID OF NEVADA, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                    MARCH 15, 1998 (INCEPTION) TO
                                                                    -----------------------------                 CUMULATIVE
                                                                            DECEMBER 31                          FOR THE PERIOD
                                                    ------------------------------------------------------        MARCH 15,1998
                                                        1998           1999             2000           2001    TO DECEMBER 31, 2001
                                                        ----           ----             ----           ----    -------------------
CASH FLOWS FROM OPERATING ACTIVITIES
------------------------------------

   Net Income (Loss)                                ($  590,366)    ($  675,719)    ($1,171,377)    ($1,899,445)    ($4,336,907)

Adjustments to reconcile Net Income to
Net Cash provided by Operating Activities

   Depreciation and Amortization                        110,059         140,000         337,582           8,994         596,635

Changes in Operating Assets and Liabilities Net:
   Loss on Write Off Other Assets                                                                     1,127,959       1,127,959
   Increase in Accounts payable Related Parties                                                         299,750         299,750
   Increase (Decrease) in Accounts Payable               (4,539)          3,303          54,426           1,659          54,849
                                                    -----------     -----------     -----------     -----------     -----------
     Net Cash Used by Operating Activities             (484,846)       (532,416)       (779,369)       (461,083)     (2,257,714)

CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------

   Increase in Deposits-Building Construction                 0               0         (21,341)             (0)        (21,341)
   Increase in Licensing Agreement                     (263,960)       (171,676)       (987,906)             (0)     (1,423,542)
   Purchase of Property and Equipment                   (47,656)         (1,102)         (4,955)             (0)        (53,713)
                                                    -----------     -----------     -----------     -----------     -----------
     Net Cash Used in Investing Activities             (311,616)       (172,778)     (1,014,202)             (0)     (1,498,596)

CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------

   Proceeds from Promissory Note                              0         312,500         299,700               0         612,200
   Proceeds from Notes Payable Stockholders                   0               0               0         254,000         254,000
   Proceeds from Stock Issuance                         771,949         475,413       1,404,214         213,654       2,865,230
                                                    -----------     -----------     -----------     -----------     -----------
     Net Cash Provided by Financing Activities          771,949         787,913       1,703,914         467,654       3,731,430

Increase (Decrease) in Cash and Cash Equivalents        (24,513)         82,719         (89,657)          6,571         (24,880)

Cash and Cash Equivalents at Beginning of Year           32,373           7,860          90,579             922          32,373
                                                    -----------     -----------     -----------     -----------     -----------
Cash and Cash Equivalents at End of Year            $     7,860     $    90,579     $       922     $     7,493     $     7,493
                                                    ===========     ===========     ===========     ===========     ===========






The accompanying notes are an integral part of these consolidated financial statements

                             AuGRID OF NEVADA, INC.
                          (A Development Stage Company)

                          Notes to Financial Statements
                          -----------------------------
                             as of December 31, 2001
                             -----------------------

NOTE 1            ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  A. ORGANIZATION

                  AuGRID OF NEVADA, INC., (a Development Stage Company) formed under the laws of the State of Nevada. It is a development stage company whose primary business is a technology development firm specializing in Thin Cathode Ray Tube (TCRT) technology. The company currently has no operating income and, in accordance with SFAS #7 is considered a development Company.

                  B.  BASIS OF PRESENTATION

                  The financial records of the company are maintained on the accrual basis of accounting. The accompanying financial statements have been prepared on the going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business in accordance with generally accepted accounting principles.

                  C.  PROPERTY AND EQUIPMENT

                  All property and equipment is stated at cost. The Company provides for depreciation, using the straight line method, over the estimated useful lives of the respective assets, as follows:
                                                                YEARS
                  Machinery and Equipment        $   68,080       10
                  Furniture and Fixtures              7,686       10
                  Office Equipment                   14,176       10
                                                -----------
                  Total Property & Equipment     $   89,942
                                                 ==========

                  Major renewals and improvements of property and equipment are capitalized, while replacements, maintenance and repairs which do not improve or extend the lives of the assets are charged against current operations.

                  When property and equipment is disposed of, any gain or loss is included in current operations.

                  D. USE OF ESTIMATES

                  The preparation of financial statements in conformity with general accepted accounting principles require management to make estimate and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

                  E.  GOING CONCERN

                  The company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amount and classification of liabilities which might be necessary should the company continue as a concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain successful operations. It is management's plan to begin producing sales in mid 2002.

                  F. RESEARCH AND DEVELOPMENT EXPENSE

                  The company's policy relating to research and development and patent development cost are expensed when incurred except R&D machinery, equipment, and facilities which have alternative future uses either in R&D activities or otherwise. Machinery, equipment and facilities, which have alternate future uses should be capitalized. All expenditures in conjunction with an R&D project, including personnel cost, materials, equipment, facilities, and intangibles, for which the company has no alternative future use beyond the specific project for which the items were purchased, are expensed.

                  G. REVENUE RECOGNITION

                  The company has no current source of Revenue.

                  H. IMPAIRMENT OF LONG-LIVED ASSETS & LONG -LIVED ASSETS TO BE
                     DISPOSED OF

                  Statement of Financial Accounting Standards No. 121, "Impairment of Long-Lived Assets" (SFAS 121), requires the Company to review for possible impairment, assets to be held for use and assets held for disposal, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and in such event, to record an impairment loss. The Company adopted SFAS 121 in 1998 and evaluated the recoverability of long lived assets at its properties. Initial adoption of SFAS 121 in 1998 did not have a material impact on the Company's financial condition or results of operations.

                  Up to 2000,, the company recorded a charges of $1,822,907 from continuing operations relating to an impairment loss on other assets. Approximately $1,450,000 was due to a current Licensing Agreement while $373,383 was due to a prior Licensing Agreement. The company's revenue, which was anticipated from future agreements of this type, had not been realized as anticipated, therefore resulting in and impairment loss on intangible assets.

NOTE 2            RELATED PARTY TRANSACTION

                  The company enter into consulting agreements with Stockholder, the company has violated its agreements by being delinquent in its payment to these Stockholders. At December 31, 2001 the company owed these related parties these amounts are $86,850, $84,400, $65,600 and $62,900 in delinquent consultant fees and cash advances. All amounts due on demand with no interest.

NOTE 3            INCOME TAXES

                  There was no provision for Federal Income tax during 2001 or 2000 because of an unexpired net operating loss carry forward.

                                                                Carryforward
                  Year Ended                  Amount      Available to Year
                  ----------                  ------      -----------------
                  December 31, 1998       $1,019,718                   2013
                  December 31, 1999          675,719                   2014
                  December 31, 2000        1,171,377                   2015
                  December 31, 2001        1,899,446                   2016

                  The Company has a net operating loss carryforward of $4,766,259 which expires, if unused, in the years 2013 to 2016. The following is a reconciliation of the income tax benefit computed at the federal statutory rate with the provision for income taxes for the period ended 2000 and 2001.


                                                                              2000         2001
                                                                              ----         ----

                  Income tax benefit at the statutory rate (34%)            $1,171,377   $1,899,446
                  Change in valuation allowance
                  State tax, net of federal benefit
                  Non included items
                                                                            ----------   ----------
                  Provision for income taxes                                         0            0
                                                                            ==========   ==========

NOTE 4            CAPITALIZATION

                  On March 1, 1998, AuGRID Corporation's current controlling stockholders purchased controlling interest in Ironwood Ventures via the purchase of approximately 4,616,111 shares of Common Stock of Ironwood Ventures' in private transactions; this represented approximately 62.2 percent (62.2%) of Ironwood Ventures' issued and outstanding Common Stock.

                  On March 2, 1998, Ironwood Ventures' executed a forward stock split of its stock, 6.06571228 to 1. In addition, Ironwood Ventures' increased its authorized shares to 90,000,000 common shares, par value $0.001, 10,000,000 preferred shares, par value $0.001, and changed its name to AuGRID of Nevada, Inc.

                  On March 12, 1998, Ironwood Ventures' - now called AuGRID of Nevada, Inc. - executed an asset purchase agreement purchasing substantially all of the assets of AuGRID Corporation, a Delaware corporation hereinafter referred to as "AuGRID of Delaware", a company under common control by the control stockholders of the Ironwood Ventures', for 1,000,000 newly issued shares of the Ironwood Ventures'. This was not a third party, arms length transaction, and due to the development stage and specialized nature of the assets\technology that Ironwood Ventures' purchased, the Company's management is unable to determine how this transaction would compare to a similar arms length transaction. The shares of common stock were spun off to AuGRID of Delaware shareholders on a pro-rate basis on March 13, 1998.

NOTE 5            NET LOSS PER SHARE

                  The Company follows the provisions of Statement of Financial Accounting Standards No. 128, earnings per share (SFAS 128)

                  The following table presents the calculation.

                      Net Loss                                          $     4,766,259
                                                                        ---------------
                  Basic:
                      Weighted average share of
                      Common stock outstanding                               64,364,720
                                                                        ---------------

                      Basic net loss per share                                    (.074)

                  Pro forma :
                      Shares used above                                      64,364,720
                      Pro forma adjusted to reflect
                      Weighted affect of assumed
                      Conversion of preferred stock                            317,500
                                                                      ----------------
                      Shares used in computing pro forma
                         Basic net loss per share                            64,682,220
                                                                        ---------------

                      Pro forma basic net loss per share                       (   .074)

NOTE 6            NOTES PAYABLE TO STOCKHOLDERS

                  Notes payable to stockholders, interest
                  rates at 12% payable monthly Notes
                  Matured on 01/28/01                                           297,700
                                                                           ------------

                  Total Long Term Notes                                         297,700

                  Notes Matured and converted into
                  18 Month Demand notes at 10% interest                         553,700
                                                                           ------------

                  Notes Payable to Stockholders-                                553,700
                  Long-Term

The Company has four full-time employees and no part-time employees. The Company's management team currently is comprised of two persons, a Chief Executive Officer and a Secretary/Treasurer. However, through consultation with advisors and board members, management has identified key personnel who may be available to fill management positions, as soon as the Company has the funds to compensate them. These include a Chief Operations Officer, a Chief Financial Officer, an Executive Vice President, a Controller and a Vice President of Manufacturing and a Vice President of Sales and Marketing. The Company also intends to hire experienced high-tech sales personnel.

                        EXECUTIVE OFFICERS AND DIRECTORS

The nominees, each to serve as a director of the Company, and the age and positions of each with the Company, as of June 26, 2002, are as follows:


NAME                            AGE               POSITION

M. J. Shaheed                    35                Director; Chairman; President and
                                                   Chief Executive Officer of the Company

Mary F. Sloat-Horoszko           35                Director; Secretary/Treasurer of the Company

Earle B. Higgins                 54                Director

Essa Mashni                      36                Director

Cecil Weatherspoon               54                Director


BUSINESS EXPERIENCE

M. J. SHAHEED has served as President, Chief Executive Officer and Chairman of the Board of Directors of the Company since March, 1998. A native of Cleveland, Ohio, he attended Cleveland State University from 1986 to 1988, majoring in Physics and Computer Science. From 1986 through 1987, Mr. Shaheed assisted in the general instruction of math and science to children at the elementary level
- specializing in teaching handicapped and children with severe behavioral problems. From 1987 to 1990, he was a manager with the National Theatre Corporation in Cleveland Heights, Ohio, with overall management responsibility for customer relations, inventory, promotions, marketing and accounting. From 1990 to 1993, Mr. Shaheed was a systems engineer for Integrated Business Solutions located in Lyndhurst, Ohio. He was responsible for the construction of complete computer hardware systems, specifications, BIOS, cache and reconfiguring computer operational systems. He also worked on program that assisted the Dean of the Artificial Intelligence Department at Case Western Reserve, and he assisted as a Holistic Programming expert, analyst and overall troubleshooter relating to maximum and minimum system capacity. Since the founding of the Company, Mr. Shaheed has headed the research and development of flat panel technologies at the Company in accordance with the United States Government Flat Panel Display Initiative; and he has provided clients with systems engineering, CAD electronic circuit design work for high and low temperature ceramic tape, thermal analysis for 100% superconductive material, construction of complete complex computer systems and specifications, BIOS, cache, systems analysis and overall trouble shooting. From 1994 to March 1998, Mr. Shaheed's focus and dedication were directed solely to acquiring a viable flat screen technology to be implemented in the United States in the areas of auto, military and consumer electronics. During that period, he worked with CeraVision, Ltd., in research and development and the formulation and identification of flat panel technology market- specific applications in the United States.

MARY F. SLOAT-HOROSZKO has served as Secretary/Treasurer and a director of the Company since February, 1997. A graduate of Ohio State University, she holds a Bachelor of Arts Journalism degree with specialization in Broadcast Communication and Marketing. From 1992 to 1994, Mrs. Sloat-Horoszko was a Producer and On-Air Coordinator for Cleveland, Ohio based WWWE-Newsradio. During this time, her responsibilities were Guest/Topic development and coordination; marketing and program/station promotional development and corporate and community events. From 1994 to late 1996, she served as Director of Marketing, responsible for product development, marketing, advertising and community and fund-raising events for Illinois Insurance Brokerage Services, Chicago, Illinois. From late 1996 to mid-1997, Ms. Sloat-Horoszko served as Director of Marketing and Sales for RAE Enterprises of Chagrin Falls, Ohio, where she was responsible for corporate sales, marketing, assessments, program development and facilitation. Clients included General Motors, IBM, UAW/Ford and Rubbermaid. Since joining the Company in mid-1997, Ms. Sloat-Horoszko has managed the day-to-day office operations of the Company and has assisted in planning product lines and identifying target markets.

EARLE B. HIGGINS, a director of the Company since January 2001, has served as Vice President of Sales and Marketing for Active Transportation Company since 1999. Active Transportation Company is major supplier of transport services for several U.S. and import automobile manufacturers. Prior to1999, he was Manager of Special Supplier Relations for DaimlerChrysler Corporation. During his 27-year career at DaimlerChrysler Corporation, which he began as a production assembler, Mr. Higgins gained broad experience with the automaker in key areas, including management of scheduling and forecasting, sales distribution, traffic and labor relations outbound traffic, shipping and receiving. Mr. Higgins, a one-time professional basketball player with the Indiana Pacers, remains steadfast in a commitment to young athletes. In 1986 he formed Athletes Learning Educational Resources Training, A.L.E.R.T. This nonprofit organization provides quality tutoring and counseling at no cost to help students improve their overall academic and social skills. He has been inducted into Eastern Michigan University's Basketball Hall of Fame, and has received numerous tributes and awards of recognition for his extensive participation in community service activities.

ESSA MASHNI, a director since of the Company since February, 1999, is a graduate of Wayne State College of Pharmacy with a degree in Pharmacy. He has served as Chief Pharmacist of Arbor Drugs since 1996. Mr. Mashni is a member of the American Pharmaceutical Association, the Michigan Pharmacy Association, the American Ramallah Federation and St. Mary's Antiochian Orthodox Church and an active participant in Ramallah Boys Club.

CECIL WEATHERSPOON, a director of the Company since June 2001, is a graduate of Bowling Green State University with a Bachelors degree in Business and a Masters degree in Management Organizational Development (MOD). Since 1993, Mr. Weatherspoon has served as President and Chief Executive Officer of Flex-Tech Professional Services, Ltd., a professional services company with annual sales revenues of approximately $8,000,000. For 24 years, he was an employee of General Motors Corporation, progressing from an hourly rate stock handler position to a Divisional Director. Significant positions held by Mr. Weatherspoon include Plant Manager, Division Director of Industrial Relations, Division Director of Salaried Personnel and Executive Engineering Administrator
- Anti-lock Brake System (ABS).



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

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Although shares of Common Stock sometimes trade on the OTCBB under the symbol "AGNV," there is no active public trading market for such shares. Shares of Common Stock have traded on the OTCBB since October 17, 2000, and during that time the per share price has widely ranged from $0.01 to $0.18. The table below sets forth the high and low bid prices for each completed fiscal quarter since October 17, 2000. In addition, some shares were sold in private transactions at a purchase price of $0.50 per share prior to the date the Company's shares traded on the OTCBB, and the Company's outstanding Convertible Subordinated Debentures were converted to shares at a conversion price of $0.50 per share immediately after trading on the OTCCB commenced, pursuant to a mandatory conversion provision of the Company's agreement with debenture holders.


FISCAL QUARTER ENDED                 High Bid Price   Low Bid Price
---------------------------          --------------   -------------
March 31, 2002                            $0.0240        $0.0100
December 31, 2001                         $0.1000        $0.0020
September 30, 2001                        $0.1000        $0.0080
June 30, 2001                             $0.1800        $0.0400
March 31, 2001                            $0.0200        $0.0200
December 31, 2000                         $0.0400        $0.0375


The quotations set forth in the table above reflect inter-dealer prices, without retail mark-up, mark-down or commission, and such prices may not represent actual transactions.

As of June 26, 2002, there were outstanding 64,179,053 shares of Common Stock held of record by 676 persons. The Company has not paid any dividends on its common stock during the last two fiscal years, and, although it has no plan to pay dividends on such stock at any time in the foreseeable future, there are no restrictions that limit its ability to pay dividends.

                                                        M. J. Shaheed
                                                        Chairman
                                                        June 26, 2002





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